Filed pursuant to Rule 253(g)(2)

File No. 024-11416

SUPPLEMENT DATED JULY 19, 2022

TO OFFERING CIRCULAR DATED AUGUST 31, 2021

STARTENGINE COLLECTIBLES FUND I LLC

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

(949) 415-8730

www.startengine.com

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with Post-Qualification Amendments No. 11, 10, 9, 8, 7, 6, 5, 4, 3, 2, 1, and supplements which amend the Offering Statement of StartEngine Collectibles Fund I LLC originally qualified on August 31, 2021, to add, update and/or replace information contained in the Offering Statement.

The Offering Circular, Supplements and Post-Qualification Amendments are available here:

Post-Qualification Amendment No. 11	https://www.sec.gov/Archives/edgar/data/1841003/000110465922066583/tm2217119d1_partiiandiii.htm
Post-Qualification Amendment No. 10	https://www.sec.gov/Archives/edgar/data/1841003/000110465922042936/tm2211643d1_partiiandiii.htm
Post-Qualification Amendment No. 9	https://www.sec.gov/Archives/edgar/data/1841003/000110465922037662/tm229212d1_partiiandiii.htm
Post-Qualification Amendment No. 8	https://www.sec.gov/Archives/edgar/data/1841003/000110465922030753/tm228483d1_partiiandiii.htm
Post-Qualification Amendment No. 7	https://www.sec.gov/Archives/edgar/data/1841003/000110465922025868/tm227276d1_partiiandiii.htm
Supplement	https://www.sec.gov/Archives/edgar/data/1841003/000110465922011787/tm225537d1_253g2.htm
Post-Qualification Amendment No. 6	https://www.sec.gov/Archives/edgar/data/1841003/000110465922003661/tm2133841d3_1apos.htm
Supplement	https://www.sec.gov/Archives/edgar/data/1841003/000110465921151251/tm2135827d2_253g2.htm

Post-Qualification Amendment No. 5	https://www.sec.gov/Archives/edgar/data/1841003/000110465921147333/tm2133841d2_1apos.htm
Post-Qualification Amendment No. 4	https://www.sec.gov/Archives/edgar/data/1841003/000110465921137127/tm2130476d3_partiiandiii.htm
Post-Qualification Amendment No. 3	https://www.sec.gov/Archives/edgar/data/1841003/000110465921130542/tm2130476d1_partiiandiii.htm
Supplement	https://www.sec.gov/Archives/edgar/data/1841003/000110465921112083/tm2126812-1_253g2.htm
Post-Qualification Amendment No. 2	https://www.sec.gov/Archives/edgar/data/1841003/000110465921121321/tm2128919d1_partiiandiii.htm
Post-Qualification Amendment No. 1	https://www.sec.gov/Archives/edgar/data/1841003/000110465921120316/tm2128207d1_partiiandiii.htm
Offering Statement	https://www.sec.gov/Archives/edgar/data/1841003/000110465921112083/tm2126812-1_253g2.htm

Additional information about the Company is available in the 2022 Annual Report filed on Form 1-K available here:

https://www.sec.gov/Archives/edgar/data/1841003/000110465922048041/tm2212347d1_partii.htm and is hereby incorporated by reference herein.

Effective July 14, 2022, StartEngine Collectibles Fund I LLC will sell its securities as an issuer-dealer in Texas.